Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND (NBD)

Your vote makes a difference. Please vote TODAY!

Shareholder Name

Address

Address

Address

Reference Number:

URGENT NOTICE - UPCOMING SHAREHOLDER MEETING

Dear Nuveen Closed-End Fund Shareholder:

Earlier this year, we mailed you proxy materials that outlined a proposed merger of NBD into Nuveen Build America Bond Fund (NBB). The proposal offers you a number of potential benefits, including preserving the fund’s current attractive above-market purchase yields and deferring taxable capital gain distributions, lower fees and expenses and greater common share liquidity.

After careful consideration of the potential benefits and costs, your Board recommends that you vote FOR the proposal. The proposal also has the support of an independent, nationally-recognized proxy advisory firm.

We have not yet received your vote. We urge you to vote before July 19, 2018, the date of your fund’s Annual Shareholder Meeting. By taking a moment to vote now, you save the fund the additional cost of further mailings and phone calls.

Voting takes only a few minutes and can be done over the phone by calling 1-866-963-5818 (toll free) between 9:00 a.m. and 11:00 p.m. Eastern time, Monday through Friday and between 12:00 p.m. and 6:00 p.m. Eastern time on Saturday.

You will be connected with a representative of Computershare Fund Services, the firm assisting Nuveen in the effort of gathering votes. You will be asked for the reference number above in order to locate your voting record. The representative will not have access to your confidential information and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with the Nuveen Closed-End Funds.

Sincerely,

Gifford R. Zimmerman

Vice President and Secretary

The Nuveen Closed-End Funds